                                                                    EXHIBIT 99.2

                                 TESSERA, INC.

                      CHARTER OF THE COMPENSATION COMMITTEE
                            OF THE BOARD OF DIRECTORS

                                    PURPOSES

        The Compensation Committee of the Board of Directors of Tessera, Inc. (the "Company"), will serve as an administrative arm of the Company's Board of Directors to make recommendations to the Board with respect to all forms of compensation to the executive officers of the Company and stock compensation to employees.

                                   MEMBERSHIP

        The Compensation Committee will consist of at least two members of the Board, each of whom will be independent directors. The members of the Compensation Committee will be appointed by and serve at the discretion of the Board of Directors.

                                RESPONSIBILITIES

        The Compensation Committee will review management's proposals for and make recommendations to the Board of Directors respecting (i) all forms of compensation paid to the executive officers of the Company; (ii) the grant of all forms of stock compensation provided to employees and directors of the Company; (iii) the types of stock and other compensation plans (collectively, the "Stock Plans") to be used by the Company and the shares and amounts reserved thereunder; and (iv) any other compensation matters as the Board may direct from time to time.

        The Compensation Committee shall also have the authority on behalf of the Board to determine stock compensation for all persons employed or retained by the Company, other than executive officers or directors, which authority shall specifically permit:

        1. The authorization of the grant of options pursuant to the Company's Stock Plans and the amendment of the form of agreements to be used thereunder.

        2. The authorization of the repurchase of shares from terminated employees pursuant to applicable law.

        The Compensation Committee shall administer the Company's Stock Plans and other employee benefit plans, except to the extent otherwise determined by the Board.

                                    MEETINGS

        Meetings of the Compensation Committee will be held at the pleasure of the Board of Directors or the members of the Compensation Committee, from time to time, in response to the needs of the Board of Directors.

                                     MINUTES

        The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

                                     REPORTS

        The Compensation Committee will provide written reports to the Board of Directors of the Company regarding recommendations of the Compensation Committee submitted to the Board of Directors for action, and copies of the written minutes of its meetings.


                                      -2-